**UNITED STATES OF AMERICA**
**BEFORE THE**
**SECURITIES AND EXCHANGE COMMISSION**

September 29, 2026

In the Matter of

**Jiansu (Shanghai) Information Technology Co., Ltd**
**Zhongxing City, No. 7 Pubei Road,**
**Xuhui District, Shanghai,**
**China, 200335**

File No: 333-291589

**ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED**

Jiansu (Shanghai) Information Technology Co., Ltd filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Jiansu (Shanghai) Information Technology Co., Ltd has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on September 29, 2026.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Larry Spirgel
Office Chief